FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: Schedule A
                                                 X   Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER   Derek Resources Corporation

ISSUER'S ADDRESS #1730 - 355 Burrard Street
                                 Vancouver, B.C. V6C 2G8

ISSUER TELEPHONE NUMBER   (604) 331-1757

CONTACT PERSON   Frank Hallam

CONTACT'S POSITION   Director

CONTACT TELEPHONE NUMBER   (604) 331-1757

CONTACT E-MAIL ADDRESS   invest@derekresources.com

WEBSITE ADDRESS   www.derekresources.com

FOR QUARTER ENDED   January 31, 2003

DATE OF REPORT   March 27, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Barry C.J. Ehrl"	Barry Ehrl	2003/03/27
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED
		(YY/MM/DD)

"Frank Hallam"	Frank R. Hallam	2003/03/27
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED
		(YY/MM/DD)

Derek Resources Corporation
January 31, 2003
Schedule B: Supplementary Information

(1)   For the current fiscal year-to-date:

    (a) $88,287 in exploration and development costs have been incurred during the year to date, and deferred to the LAK Ranch project; and

    (b)   general, administrative and operating expenses are broken down on the statement of loss and deficit and total $488,517 for the period, of which $157,688 was for Steam Plant maintenance costs; and

    (c)   non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totaled $110,678, of which $28,750 was deferred to the LAK Ranch Property.

(2)   For the quarter under review:

    (a)   Securities Issued –

    During the quarter no incentive stock options were issued or exercised and no purchase warrants were exercised.

    During the quarter 300,000 units were issued on December 13, 2002 at a price of $0.10 and each consists of a share and a share purchase warrant. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.15 until December 13, 2004.

    (b)   Options Cancelled and Granted –

    No incentive stock options were granted; however 165,000 incentive options were cancelled at a price of $0.35; 100,000 incentive options were cancelled at a price of $0.68; and 40,000 incentive options were cancelled at a price of $0.75.

    (c)   Securities Expired –

    During the quarter 222,000 incentive options at a price of $0.55 expired unexercised.

(3)   As at the end of the quarter:

    (a)   Authorized capital: 100,000,000 common shares
           Issued and outstanding: 42,362,522 common shares

Derek Resources Corporation
January 31, 2003
Schedule B: Supplementary Information (cont'd)

(b) Summary of options –
At quarter end 222,000 incentive stock options exercisable at $0.51 until December 1, 2002 expired unexercised;

At quarter end 100,000 the incentive stock options exercisable at $0.68 until December 27, 2003 have been cancelled.

At quarter end there were 225,000 incentive stock options outstanding and exercisable at $0.48 until May 5, 2004;

At quarter end there were 11,000 incentive stock options outstanding and exercisable at $0.75 until October 21, 2004; 40,000 incentive stock options have been cancelled during the period;

At quarter end there were 50,000 incentive stock options outstanding and exercisable at $0.70 until December 16, 2004;

At quarter end there were 1,755,000 incentive stock options outstanding and exercisable at $0.35 until November 4, 2005; 165,000 incentive stock options have been cancelled during the period.

(c) Summary of warrants –
At quarter end the following share purchase warrants remained outstanding:
9,526,008 share purchase warrants issued on June 30, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until June 30, 2002. Of these, 261,470 share purchase warrants were part of a finder's fee to five different parties for arranging some of the financing. All of these warrants have expired during the period.

1,185,428 share purchase warrants issued on September 11, 2000. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until September 11, 2002. Of these, 53,571 share purchase warrants were part of a finder's fee to one party for arranging some of the financing. All of these warrants have expired.

7,050,000 warrants issued on September 18, 2000. Each share purchase warrant allows the holder to purchase one additional share at a price of $0.53 until September 18, 2002. 705,000 of these purchase warrants were attached to units, along with $222,075 in cash, which was paid to Yorkton Securities as a finder's fee. Of these, 47,000 warrants have been exercised and 7,708,000 warrants have expired.

(c)   Summary of warrants (cont'd) –
1,525,333 warrants issued on March 29, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.53 until March 29, 2003. Of these, 95,333 warrants were part of a finder's fee to one party for arranging some of the financing.

291,000 warrants issued on August 20, 2001. Each share purchase warrant allows the holder to purchase one share at a price of $0.75 until August 20, 2003.

535,000 warrants issued on September 14, 2001. Each share purchase warrant allows the holder to purchase one share at a price of US$0.33 until September 14, 2003. Of these, 35,000 units were part of a finder's fee to one party for arranging some of the financing.

1,589,484 warrants issued on October 19, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until October 19, 2003. Of these, 18,900 warrants were part of a finder's fee to one party for arranging some of the financing.
4,151,917 warrants issued on December 21, 2001. Each share purchase warrant will allow the holder to purchase one share at a price of $0.40 until December 20, 2003. Of these, 129,150 warrants were part of a finder's fee for arranging some of the financing.

3,917,500 warrants issued on August 31, 2002. Each share purchase warrant will allow the holder to purchase one share at a price of $0.15 until August 30, 2004.

(d)   At period end there were no shares in escrow or subject to a pooling agreement

(e)   List of Directors:
                Barry C.J. Ehrl
                Edward G. Byrd
                Frank R. Hallam
                John Lush
                Patrick Boswell

(f)   List of Officers:
                Barry C.J. Ehrl   - President & C.E.O.
                Frank R. Hallam   - C.F.O.
                Brent C. Ehrl   - Secretary
                Robert Swenarchuk - Vice President of Communications

Derek Resources Corporation
January 31, 2003
Schedule C: Management Discussion

(1)   Description of The Business

The Company is principally engaged in the enhanced oil recovery business. The Company employs a strategy whereby new recovery technologies may be utilized to recover known oil resources, from previously explored reservoirs, where oil was previously uneconomic to recover using conventional technology. The Company accepts some carefully assessed risks associated with the implementation of new recovery techniques, but is averse to geological or exploration risk. Following this strategy the Company has acquired and retained one active property in Wyoming, U.S.A., the LAK Ranch Oil Project.

(2)   Discussion of Operations and Financial Condition

By way of an option agreement dated September 24, 1997 the company has a working interest in the unproven LAK Ranch (LAK) oil leasehold interest located near Newcastle, Wyoming, U.S.A. Under the terms of the option agreement the company acquired a 75% interest in the LAK property and up to a 37.5% interest in two adjoining tracts of lands by making payments of US $500,000 and funding US $3,600,000 in exploration expenditures by December 31, 2000. The agreement required that all property expenditures made in excess of US $3,500,000 were to be on a pro-rata basis by the company and the optionor.

Preliminary site investigation, engineering and confirmation drilling was completed during the 1998 fiscal year. The data returned confirmed earlier oil quality, saturation, and resource estimates for the area drilled and indicated that an economic SAGD project was viable for the Property. By mid 2000 the company had raised sufficient funding to conduct a SAGD pilot project on the LAK property and drilling and construction activities were commenced in June of that year.

On December 19, 2000 the company delivered formal notice to the optionor that the company had spent US $3,868,144 on qualifying expenditures for the LAK project and had met the earn-in requirements of the September 1997 option agreement and that the company had vested it's 75% working interest in the LAK property. In early January 2001 the company delivered a cash call to the optionor for the 25% share of ongoing project costs. By January 30, 2001 the optionor had made no payment to the company with respect to their 25% share of ongoing costs for the LAK property. The company delivered a formal notice of default to the optionor for their failure to pay amounts then due.

On March 1, 2001 the company initiated formal foreclosure proceedings in Wyoming. The optionor contested the company's foreclosure proceedings to the Wyoming District Court. The Court upheld the company's right to foreclose. On April 13, 2001 the company foreclosed on all of the optionor's

Derek Resources Corporation
January 31, 2003
Schedule C: Management Discussion (cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

rights and interests to the LAK property for a bid amount of US $852,571, representing the optionor's share of LAK property costs incurred to date, giving the company a 100% interest in the property.

Subsequent to the foreclosure, the optionor filed a lawsuit against the company claiming that the company had not earned its interest in the LAK property. The company then filed a motion for partial summary judgement against the optionor and the court in Wyoming set a date to hear the motion on October 31, 2001.

Prior to the court hearing, on October 18, 2001, the optionor agreed to a settlement. Under the terms of the settlement agreement the optionor relinquished any claim to any right or interest in the LAK Ranch Property. In return they received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds the optionor will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any proceeds thereafter, subject to certain adjustments.

Initial testing and steaming operations were commenced at the LAK project in April – June 2001. During that time many interruptions and adjustments occurred as the plant was being set up and adjusted for the first time. During this time approximately 3,156 barrels of oil were lifted and sold. Operations were halted in June of 2001 due to the legal problems described above.

On October 4, 2001 the Company re-commenced steaming operations at the LAK Ranch Oil Project and by early January 2002 production of 2,207 barrels had been lifted and sold. However, due to waste-water management problems, steaming operations at the LAK SAGD project were halted in early January 2002. These waste water problems have now been sold and the plant will be operated to complete a 12 month pilot test once the company has secured sufficient funding.

During the two short test runs described above at the LAK SAGD project, a total of 5,363 barrels were produced and sold for proceeds of US $111,924.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.1360838 per barrel of oil produced on the LAK property.

The company has posted performance bonds of US $45,000 in relation to the LAK property.

Derek Resources Corporation
January 31, 2003
Schedule C: Management Discussion (cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

During the year ended April 30, 2002, the company capitalized $72,000 in general and administrative costs in the LAK property (2001 - $72,000).

The Company's investor relation activities have consisted of press releases in the normal course of business, the answering of telephone inquiries and the dissemination of corporate and promotional materials to interested parties.

During 2002 the Company has terminated its services agreement with Pacific Capital Markets Inc. ("PCMI") of Vancouver. PCMI had provided investor relations and administrative services to the Company. PCMI had provided at least two full time consultants working for the Company in exchange for monthly fees of $10,000. At this time PCMI continues to assist the company in a reduced capacity.

On November 5, 2001 the Company announced the cancellation of 2.157 million incentive stock options previously granted to Directors, Officers and Employees at a price of $0.80 and $0.95. The Company then granted 1.92 million incentive stock options to Directors, Officers and Employees, exercisable for a period of 4 years at a price of $0.35.

Derek Resources has named Pat Boswell as a director of the company. Mr. Boswell, a native of Calgary, has 26 years of experience in the oil and gas industry. He currently sits as the president and chief executive officer of Calgary-based International Frontier Resources Corporation. Mr. Boswell has accrued a great deal of experience and expertise in the oil and gas industry, and his knowledge and guidance will make a great contribution.

(3)   Subsequent Events

The company has applied to the TSX Venture exchange for the settlement of debt of accounts payable and short-term loans. The company plans to issue 14,745,536 shares at a price of $0.10 when it receives final approval. See notes below for detail. The TSX Venture Exchange accepted the shares for debt filing on February 5, 2003.

On June 6, 2001 the company issued a promissory note in the principal amount of US $100,000. Interest on the note was calculated at rate of 0.8333% per month and interest was payable monthly. All principal and any outstanding interest was due and payable on June 6, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced. On August 21, 2002 the lender agreed to settle US $50,000 (C $78,675) from the principal amount in exchange for common shares of the company at a price of $0.10 per share. At the time of writing, settlement documentation is complete and pending

Derek Resources Corporation
January 31, 2003
Schedule C - Management Discussion

(3)   Subsequent Events (cont'd)

regulatory approval. On September 16, 2002 the company paid cash for all outstanding interest on this note in the amount of US $10,911 (C $17,171). The company had earlier paid cash for two of the monthly interest payments due. The Lender has agreed to secure the remaining principal amount of US $50,000 (C $78,685) by way of a new promissory note bearing interest payable monthly at a rate of 0.8333% per month.   At the time of writing, documentation for this new promissory note is being completed.

On June 15, 2001 the company issued a promissory note in the principal amount of US $471,183 (C $741,500) in settlement of accounts payable to a single creditor. Interest on the note was calculated at a rate of 10.0% per annum. All principal and interest was due and payable on May 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.0471 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. The company did not repay the principal and interest on May 31, 2002 and by that time had incurred a further US $38,416.93 in payables for goods and services to this creditor. On August 21, 2002 the company was indebted to this creditor for principal, interest and payables totaling US $568,440 (C $894,220). On August 21, 2002 the lender agreed to settle one half of this total debt, or US $284,220 (C $447,110) in exchange for common shares of the company at a price of $0.10 per share. The lender also agreed that the remaining amount payable by the company of US $284,220 (C $447,110) would be secured by way of a new note issued by the company which is payable no later than September 30, 2003.

On June 27, 2001 the company issued a promissory note for a principal amount of US $100,000. The note bears interest at a rate of 10.0% per annum and all interest and principal is due and payable by the company on May 31, 2003. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. On August 21, 2002 the company settled the accrued interest on this note in the amount of US $12,114 (C $19,064) in exchange for common shares of the company at a price of $0.10 per share. The promissory note itself remains in good standing.

On June 28, 2001 the company issued two promissory notes of US $50,000 each for a total principal amount of US $100,000 (C $157,370). The notes each bear interest at a rate of 10.0% per annum and all interest and principal was due and payable by the company on May 31, 2002. In addition to the interest payable on the note, the lenders each received a gross overriding royalty on the LAK Ranch property of US $0.005 per barrel of oil produced. The lenders also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of their notes. The company did not repay the principal and interest on May 31, 2002. On August 21, 2002 the company settled the principal and interest outstanding on these notes in the amount of US $112,082 (C $176,384) in exchange for common shares of the company at a price of $0.10 per shares.

On August 31, 2001 the company issued a promissory note in the principal amount of US $89,838 in settlement of accounts payable to a single creditor. The note bears interest at a rate of 10.0% per annum and all interest and principal was due and payable by the company on August 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.0089 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. On August 21, 2002 the company settled the principal and interest outstanding on this note in the amount of US $99,806 (C $157,064) in exchange for common shares of the company at a price of $0.10 per shares.

During the period from February 2002 to April 2002 the company borrowed a total of US $150,000 in four separate tranches from a single lender bearing interest at 15% per annum. As at April 30, 2002 an amount of US $3,203 (C $5,022) was accrued for interest owing on these loans. On August 21, 2002 the lender agreed to settle all principal and interest outstanding in the amount of US $160,193 (C $252,097) in exchange for common shares of the company at a price of $0.10 per share.

Derek Resources has named Mr. John Lush, a senior international oil industry executive, to the Company's Board of Directors. Mr. Lush, a UK National and a resident of Switzerland, has 35 years of experience in the oil industry, initially working in research for British Petroleum and subsequently trading crude oil and refined products for British Petroleum, Phibro Energy, Neste (Fortum) and Major Oil Services. He has held several senior management positions and directorships in the industry in the Far East and USA as well as Europe. Mr. Lush is currently General Manager of Petroval S.A., a Swiss oil company specializing in marketing and sales of crude oil and refined products from Russia, with an annual turnover of about US $14.0 billion. To accommodate Mr. Lush's appointment and maintain the Board of Directors at five, Mr. Brent Ehrl has resigned from the Board.

Derek Resources Corporation
January 31, 2003
Schedule C - Management Discussion
(3)   Subsequent Events (cont'd)

Pursuant to a special resolution passed by shareholders November 28, 2002, the Company has consolidated its capital on a three old for one new basis. The name of the Company has also been changed from Derek Resources Corporation to Derek Oil & Gas Corporation.

Effective at the opening March 3, 2003, the common shares of Derek Oil & Gas Corporation will commence trading on TSX Venture Exchange and the common shares of Derek Resources Corporation will be delisted.

Derek Oil & Gas Corporation will have a Capitalization of 100,000,000 shares with no par value of which 18,936,019 shares are issued and outstanding

(4)   Financings, Principal Purposes and Milestones

To finance ongoing development expenditures, the Company has completed the following financing transactions:

1.   On March 10, 2001 the Company commenced steaming operations at the LAK Ranch SAGD Project in Wyoming, U.S.A. After more than three years of work to design, engineer, finance and construct the plant, the commencement of operations is seen as a major milestone for the Company.

2.   On August 24, 2001 the Company closed a private placement of 291,000 units at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each purchase warrant will allow the holder to purchase one additional common share at a price of $0.75 per share for a period of two years from the date the placement is closed. Proceeds of Cdn$145,500.00 and US$1,097,500 from the private placement and interest bearing loans will be used for working capital related to the LAK Ranch SAGD Project in Wyoming.

3.   On September 14, 2001 the Company closed a private placement of 535,000 units at a price of US$0.24 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of US$0.33 per share for a period of two years. Proceeds of US$120,000 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 35,000 units of the offering was paid to Pacific Capital Markets Inc.

Derek Resources Corporation
January 31, 2003
Schedule C - Management Discussion

(4)   Financings, Principal Purposes and Milestones (cont'd)

4.   On October 19, 2001 the Company closed a private placement of 1,589,484 units at a price of $0.30 per unit. An Offering Memorandum was used with this financing. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.40 per share for a period of two years. Proceeds of $471,175 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 18,900 units of the offering was paid to Pacific Capital Markets Inc.

5.   On December 21, 2001 the Company closed a private placement of 4,151,917 units at a price of $0.30 per unit. An Offering Memorandum was used with this financing. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.40 per share for a period of two years. Proceeds of $1,206,830 were used for working capital related to the LAK Ranch SAGD Project in Wyoming. A finder's fee of 129,150 units of the offering was paid for help arranging financing.

6.   On August 30, 2002 the Company closed a private placement of 3,917,500 units at a price of $0.10 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.15 per share for a period of two years. Proceeds of $391,750 were used for general and administrative expenses and working capital related to the LAK Ranch SAGD Project in Wyoming.

7.   On December 13, 2002 the Company closed a private placement of 300,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant allows the holder to purchase one additional common share at a price of $0.15 per share for a period of two years. Proceeds of $30,000 were used for general and administrative expenses and working capital related to the LAK Ranch SAGD Project in Wyoming.

(5)   Liquidity and Solvency

At January 31, 2003 the Company had a net working capital deficiency of ($3,155,127), of which $1,813,567 was in the form of short-term notes. The Company remains dependent upon the efforts of its shareholders and management to ensure that sufficient funds are obtained to keep the Company a going concern. At the time of writing the Company remains solvent and expects that it will remain so.

Derek Resources Corporation
January 31, 2003
Schedule C - Management Discussion
(5)   Liquidity and Solvency (cont'd)

The Company's Internet web site can be found at: www.derekresources.com For further information readers should review the Company's continuous disclosure information at: www.sedar.com.